Confidential Treatment Requested by Citigroup Inc.

May 20, 2009

VIA EDGAR CORRESPONDENCE

Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, DC 20549-7553

Re:	Citigroup Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008
(Filed February 27, 2009, File No. 001-09924)
Current Report on Form 8-K
(Furnished March 10, 2009, File No. 001-09924)

Dear Mr. Vaughn:

Enhancement of the overall disclosures in filings by Citigroup Inc. (“Citigroup,” the “Company,” or “we”) is an objective that we share with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) and one that we consider in all our filings. This letter sets forth the responses of Citigroup to the comments of the Staff contained in the Staff’s letter dated May 8, 2009. Please note that the version of this letter filed via EDGAR omits confidential information included in the unredacted version of the letter that was delivered to the Staff and the redactions are denoted in the EDGAR-filed version by bracketed asterisks (“[***]”).

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

TARP and Other Regulatory Programs, page 44

1.
We note in your response to our previous comment 43 that the Ring-fenced Assets portfolio covered under the loss sharing agreement is still undergoing confirmatory process with the U.S. Government. However, your disclosure above the table on page 45 of your Form 10-K alludes to the fact that these assets were part of the covered asset pool agreed upon with the U.S. Government on January 15, 2009, the date on which you entered into the loss sharing agreement.  Please revise future filings to more clearly disclose the fact that these assets, and related fair values, are subject to change based on final confirmation from the U.S. Government.  Please also update your disclosure regarding when you expect the final confirmation to occur.

We included a significant portion of these items in our first quarter of 2009 Form 10-Q filing.  We included updates on the confirmatory process, the covered asset pool as of March 31, 2009, losses on the covered asset pool during the first quarter of 2009, and an update on potential future adjustments to the covered asset pool.

The following are some excerpts from Citigroup’s Form 10-Q for the quarter ended March 31, 2009 (pages 29-30):

“U.S. Government Loss-Sharing Agreement
Background
On January 15, 2009, Citigroup entered into a definitive agreement with the UST, the FDIC and the Federal Reserve
Bank of New York (collectively, the USG) on losses arising on a $301 billion portfolio of Citigroup assets (valued as of November 21, 2008, other than with respect to approximately $99 billion in “replacement” assets which are valued as of January 15, 2009). As consideration for the loss-sharing agreement, Citigroup issued non-voting perpetual, cumulative preferred stock to the UST and the FDIC, as well as a warrant to the UST.”

“The covered asset pool includes U.S.-based exposures and transactions that were originated prior to March 14, 2008. Pursuant to the terms of the agreement, the composition of the covered asset pool, the amount of Citigroup’s first-loss position and the premium paid for loss coverage are subject to final confirmation by the USG of, among

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other things, the qualification of assets under the asset eligibility criteria, expected losses and reserves. See “Events in 2009 – Loss- Sharing Agreement.”

“The USG has a 120-day confirmation period to finalize the composition of the asset pool from the date that Citi submitted its revised asset pool. The revised asset pool was submitted by Citigroup on April 15, 2009 and, therefore, is expected to be finalized by the USG by August 13, 2009. The advisor to the USG has commenced its review of the assets. In addition, as a result of receipt of principal repayments and charge-offs, the total asset pool has declined by approximately $17 billion from the original $301 billion. Approximately $2.0 billion of losses on the asset pool were recorded in the first quarter of 2009, bringing the agreement-to-date losses to approximately $2.9 billion.”

“The following table summarizes the assets that were part of the covered asset pool agreed to between Citigroup and the USG as of January 16, 2009, with their values as of November 21, 2008 (except as set forth in the note to the table below and as described above), and the balances as of March 31, 2009, reflecting changes in the balances of assets that remained qualified, plus approximately $10 billion of new replacement assets that Citi substituted for non-qualifying assets. The asset pool, as revised, remains subject to the USG’s final confirmation process, anticipated to occur by August 13, 2009. See “Events in 2009 – Loss-Sharing Agreement”:

Assets
In billions of dollars	March 31, 2009	November 21, 2008 (1)(2)
Loans:
First mortgages	$91.6	$98.0
Second mortgages	54.5	55.4
Retail auto loans	14.2	16.2
Other consumer loans	19.2	19.7
Total consumer loans	$179.5	$189.3
CRE loans	$12.0	$12.0
Highly Leveraged finance loans	1.9	2.0
Other corporate loans	14.0	14.0
Total corporate loans	$27.9	$28.0
Securities:
Alt-A	$10.9	$11.4
SIVs	6.1	6.1
CRE	1.4	1.4
Other	10.0	11.2
Total securities	$28.4	$30.1
Unfunded Lending Commitments (ULC)
Second mortgages	$20.7	$22.4
Other consumer loans	2.9	3.6
Highly Leveraged finance	0.1	0.1
CRE	4.5	5.5
Other commitments	20.2	22.0
Total ULC	$48.4	$53.6
Total covered assets	$284.2	$301.0

(1)
As a result of the initial confirmation process (conducted between November 21, 2008 and January 15, 2009), the covered asset pool includes approximately $99 billion of assets considered “replacement” assets (assets that were added to the pool to replace assets that were in the pool as of November 21, 2008 but were later determined not to qualify). Loss-sharing on qualifying losses incurred on these replacement assets was effective beginning January 15, 2009, instead of November 21, 2008.

(2)	Reclassified to conform to the current period’s presentation.

We will continue to provide this information in future filings and expand our disclosure where appropriate.

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 152

2.
We note your response to our previous comment 46, including your projections of future pre-tax income supporting the full realization of your deferred tax assets.  We also note that the increases in your projected

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future pre-tax income significantly exceeds the levels of pre-tax income earned during 2005 and 2006, the periods in which your recorded your highest pre-tax income during the past eight years.  In light of this, the staff has chosen to focus on the portion of your response where you provide estimates of the amount of income to be earned in the “stress” scenario.  Please provide us the following additional information about your assumptions in the “stress” scenario:

[***]

a.
Your response indicates certain assumptions about revenue and credit in your forecasted 2009 pre-tax income.  Please explain further how your assumptions are consistent with your results in 2008 as Citigroup had $53.1 billion of pre-tax losses during 2008 and your projections of pre-tax losses are significantly below that amount.

On a Citigroup basis, the improvement of [***]  in forecasted 2009 pre-tax income compared with actual 2008 pre-tax income was driven by the following factors:
•	Lower write-downs: Disclosed write-downs, including private equity marks, were forecasted to decrease by approximately [***] (see supplementary details in our response to question 2c below);
•
Higher accretion revenue of [***] in 2009 compared with the 2008 actual accretion revenue due to the accretion of income on securities and loans previously classified as trading, available for sale or held for sale;

•	Absence of 2008 goodwill and intangible asset impairments ($10.5 billion in 2008 ); and
•	Absence of 2008 restructuring charges of ($3.5 billion).

These improvements have been offset by higher credit costs of [***].

The differences between our 2008 actual Citigroup results and 2009 forecast are best viewed by looking at Citicorp and Citi Holdings separately. As announced on January 16, 2009, Citigroup has realigned, for management purposes, into two businesses, Citicorp and Citi Holdings.

The allocation of revenues and expenses between Citicorp and Citi Holdings used for the analysis of the deferred tax assets as of December 31, 2008 was a preliminary estimate that was available at the beginning of the first quarter of 2009. This allocation is currently being refined and we will provide three years of updated historical segment financial data for Citicorp and Citi Holdings in a Form 8-K to update our historical financial statements and notes for the year ended December 31, 2008. The Form 8-K will be filed after our second quarter 2009 Form 10-Q.

The table below presents the variance between 2008 actual pre-tax income (or earnings before income taxes (EBT)) and 2009 forecasted pre-tax income based on the preliminary allocation of revenues and expenses between Citicorp and Citi Holdings.

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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[***]

b.	Tell us what Citicorp’s and Citi Holding’s pretax losses were during 2008, and earlier periods if available.

At the time of the filing of the Form 10-K, the allocation of earnings between Citicorp and Citi Holdings was preliminary for 2008 and no earlier years’ allocations had been prepared. This allocation is currently being refined and we will provide three years of updated historical segment financial data for Citicorp and Citi Holdings in a Form 8-K to update our historical financial statements and notes for the year ended December 31, 2008. The Form 8-K will be filed after we file our second quarter 2009 Form 10-Q.

Please see above table for the preliminary estimate of 2008 pre-tax amounts for Citicorp and Citi Holdings.

c.
Your response indicates your assumptions about write-downs of mark-to-market positions in 2009 and 2010.  Please tell us how those assumptions compare to actual write-downs taken during the first quarter 2009.

Actual write-downs of mark-to-market positions taken during the first quarter of 2009 were $2.7 billion compared to projections of [***] in 2009 and [***] in 2010. The projected marks of [***] in 2009 include [***] write down in our private equity investment portfolio which was not explicitly forecasted for 2010. The credit valuation adjustments (CVA) on derivative assets and liabilities are not included in the projections as they are not part of the planning and forecasting process.

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[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Many of our vulnerable portfolios have already been marked down significantly relative to historical carrying values, so that our remaining exposures have been reduced 47% over the last year. In the fourth quarter 2008, we transferred securities from the trading and available-for-sale investments accounts to the held-to-maturity investments category and also transferred certain loans from the held-for-sale category to the held-for-investment category. These actions change the accounting treatment for these securities and loans going forward.  The table below summarizes the first quarter 2009 Securities and Banking business’ write-downs compared with the write-downs forecasted for 2009 and used in the “stress” scenario.

1Q 09 Securities & Banking Marks Actuals vs. 2009 Forecast

In millions USD	1Q09 Actuals	2009 Forecast

Subprime	$(2,296)	[***	]
Leverage Finance	(247)	[***	]
ARS Proprietary	(23)	[***	]
Alt-A	(490)	[***	](1)
CRE	(186)
SIVs	(47)

Total Traditionally Forecasted Marks ex. CVA	$(3,289)	[***	]

Private Equity and Equity Investments	(1,240)	[***	]

Total Forecasted Marks	$(4,529)	[***	]

CVA Derivatives	2,738
CVA at Fair Value Option	180
Monoline CVA	(1,090)

Q1 09 Disclosed Marks	$(2,701)	[***	]

(1) Other represents Alt-A, CRE, and CAI legacy-SIVs

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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The following table shows the reduction in risk exposures between March 31, 2008 and March 31, 2009 in total and for the portion of those exposures still accounted for at fair value.

d.
Tell us how you concluded that your assumptions about revenue are reasonable in light of the new credit card regulatory changes and other regulatory changes that are expected as a result of the current market environment.

Since the regulatory changes were proposed subsequent to when we prepared our forecast, the forecast did not include the impact of these changes.

Although the legislation has not been finalized, the gross impact from the regulatory changes affecting the Cards business (Unfair or Deceptive Acts or Practices) is currently estimated at an annual run rate of approximately [***] pre-tax reduction in revenues, without considering any mitigating actions we might take.  This would begin on July 2010.  We currently have multiple initiatives underway that are designed to mitigate the entire deficit and believe that we will be able to offset the reduced revenues. However, even if no mitigating actions were to be taken, our “stress” scenario showed that forecasted pre-tax income would need to decline significantly in excess of the $1.5 billion mentioned above before any amount of DTAs would not be realized.

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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e.
Discuss the significant causes of the declines of Citi Holdings pre-tax losses from 2009 to 2012.  Additionally, discuss the portions of Citi Holdings that will be significantly driving the income projected in 2012 and beyond.

The Citi Holdings pre-tax loss improvement from 2009 to 2012 is driven by the following factors:
•	Lower cost of credit: 2010 is lower by [***], while 2011 is lower by[***] and 2012 by [***] as the credit cycle returns to a more normalized environment; and
•	Lower write-offs: Projected write-offs of [***] in 2009, [***] in 2010 and [***] going forward.

For 2013 onwards, Citi Holdings pre-tax income only considers earnings from our Smith Barney joint venture with Morgan Stanley and earnings from Primerica Financial Services business under the “stress” scenario for purposes of tax analysis.

3.
We note your response to our previous comment letter 46(b) where you discuss the U.S. tax rules pertaining to Overall Domestic Losses (ODLs) and the re-characterization of future domestic income as foreign source income.  Please provide additional background on the tax rules that permit this re-characterization, and how you estimated the amount of ODLs that were permitted to be reclassified in this fashion.  For example, tell us whether  it consists of certain types of ODLs, over what years the ODLs were generated, whether you have to make a special election to do so, and whether you have ever re-characterized ODLs in this fashion in prior periods.

The Overall Domestic Loss (ODL) rules were added to the Internal Revenue Code as part of the American Jobs Creation Act in 2004 and are effective for losses incurred beginning in 2007.  The rules are meant to give taxpayers some relief for years when a taxpayer has sufficient foreign source income, but its U.S. losses limit its ability to utilize foreign tax credits. By recharacterizing domestic source income as foreign source income through the recapture of ODLs in future years, subject to the limitation noted below, the taxpayer is essentially receiving the benefit of the foreign source income earned in the year of the U.S. loss through increased foreign tax credit limitation. ODLs accumulate and are carried forward from each year in which a U.S. loss is incurred.  The amount of domestic source income that may be recharacterized as foreign source income in a given year is limited to the lesser of 50% of domestic income in that year or the full amount of its accumulated ODL.

The amounts of the ODLs available to Citigroup and used in forecasting its ability to utilize foreign tax credits are based on the following:
•	Citigroup's 2007 federal income tax return as filed, including the sourcing of income used in preparing the foreign tax credit calculation;
•	The estimated 2008 taxable income and sourcing of income; and
•	The projected future earnings of Citigroup, including the projection of the amount and character of the income to be included in the U.S. consolidated tax return.

Citigroup currently has ODLs generated by U.S. losses arising in 2007 and 2008.  The IRS has not included any special elections relating to the ODL rules.  [***]

As the ODL provision only became effective for 2007, Citigroup has not previously used the ODL rules to recharacterize domestic source income as foreign source income.

4.	We note your response to our previous comment 47 regarding your repatriation tax planning strategies. Please address the following:

a.
Your response indicates that repatriation of these low-taxed earnings would be delayed until Citigroup has earned out of its net operating loss in order to maximize the amount of excess FTCs that can be absorbed.  Please discuss when you would expect this to occur.

The repatriation of low taxed earnings would be delayed until Citigroup has exhausted its NOLs. [***]

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[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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b.
In light of the fact that you concluded in your response to previous comment 46(b) that you would fully recover your foreign tax credit carryforwards through the re-characterization of domestic income as foreign income,  please tell us whether you think you would ever use this tax planning strategy.

The ODL provisions are not elective for a taxpayer.  Citigroup will, therefore, be required to reclassify a portion of its domestic income as foreign source income for years where there is domestic taxable income.  [***]

Note 23. Securitizations and Variable Interest Entities, page 175

5.	We note your response to our previous comment 50 regarding the third-party non-consolidated multi-seller commercial paper conduit. Please address the following:

a.	Please tell us the nature of the specific decisions permitted to be made by the conduit’s parent company, e.g. adding new sellers, taking on more receivables, etc.

Citigroup holds none of the equity of the conduit or its parent company. However, based on information provided to us by the parent company, we believe the conduit’s parent company is free to purchase additional assets from any seller they choose to do business with.  The conduit’s parent makes all decisions surrounding the acquisition, financing and hedging of the assets of the conduit.  We understand that no other decision-maker is involved.

b.	Please tell us how much equity is present in this entity and how much of that equity you hold.

According to the most recent Trust audited financial statements we have as of December 31, 2007, the entity’s total equity at such date was $112 million and it is a wholly owned consolidated subsidiary of its parent company.  Citigroup holds none of the equity of the conduit or its parent company.

c.
Please tell us how any shortage of funding (i.e. difference between what the conduit provides and the liquidity required by the seller) is provided for.  For example, tell us if the shortage is allocated pro rata among the sellers or if there is a different allocation method specified.

Funding shortages in the conduit are addressed under the discretion of the conduit’s management. There are no pre-defined rules that would dictate how the shortage would be funded.  However, each seller is required to provide liquidity only up to the amount of the assets such seller has sold to the conduit.

d.
Please tell us in detail what actions would be taken if a seller is unable to satisfy their obligations under their liquidity agreement. Specifically, please more clearly explain how the downgrade of the party that serve as the liquidity provider impacts the conduit and more clearly describe the steps that Citibank (South Dakota), N.A. would take under the agreement in such a scenario.

In the event that a liquidity provider (including Citibank (South Dakota), N.A.) is downgraded or fails to perform as required by the relevant liquidity contract, the conduit may lose access to the commercial paper market.  In the event of a liquidity provider downgrade, the assets supported by the affected liquidity provider will be placed back to such liquidity provider in an effort to protect the conduit.

In the event any particular seller does not fully perform on its liquidity obligation, the parent company would be required to make up the difference. If such liquidity provider cannot purchase all of those assets and the parent company cannot cover the difference, then the conduit is likely to be downgraded and lose access to the commercial paper market.  In that case, other sellers whose assets are funded through that conduit will no longer be able to access commercial paper funding and the liquidity providers will be asked to repurchase those assets.

Citigroup’s liquidity facility is limited to the extent of the notes the Omni Trust has issued to the conduit.

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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6.
We note your response to our prior comments 51 and 53 regarding your single-seller Credit Card Asset-backed Commercial Paper program, otherwise known as the Master Trust.  Please address the following with respect to the Master Trust:

a.
Please tell us whether the issuance of Class D notes is defined as a permitted activity in the Master Trust agreement.   If so, please provide us with the specific language from the agreement that addresses such activities.

The issuance of Class D notes is a permitted activity. Our Pooling and Servicing Agreement (PSA) allows for the conveyance of receivables to a Trustee in return for the creation of interests in those receivables.  These interests can take the form of seller’s interest (in non-certificated form) or investor certificates.  Section 6.03 of the PSA provides that the terms of the investor certificates are to be set forth in the Series Supplement to the PSA creating such investor certificates.  The Series 2009 certificate (Class D note) is an investor certificate issued under the terms of the PSA and, thus, such investor certificate was issued by the Citibank Credit Card Master Trust in accordance with these provisions of the PSA.

For reference, below is an excerpt from Section 6.03 of the PSA:

Section 6.03. New Issuances . (a) The Sellers may from time to time direct the Trustee, on behalf of the Trust, to issue one or more new Series of Investor Certificates. The Investor Certificates of all outstanding Series shall be equally and ratably entitled as provided herein to the benefits of this Agreement without preference, priority or distinction, all in accordance with the terms and provisions of this Agreement and the applicable Supplement except, with respect to any Series or Class, as provided in the related Supplement.

The “Sellers” refers to Citibank (South Dakota), N.A. and Citibank (Nevada), N.A.

b.
Please tell us if your Master Trust agreement allows you to change the specific characteristics of the beneficial interests, for example changing the priority of cash flows.  If not, please tell us in greater detail why you believe you comply with paragraph 35(b) SFAS 140

The Master Trust agreement allows us to change certain characteristics of the beneficial interests. The PSA allows a portion of the principal receivables of the trust to be subordinated and Citibank (South Dakota), N.A. has the ability to alter this subordination level.  This provision of the PSA permits a change in how cash flows are allocated to the beneficial interests.

c.
Please tell us whether you have increased your liability and/or recorded any losses related to your liquidity guarantee for the Master Trust.  Specifically, tell us how you considered whether additional reserves were or were not needed upon issuance of the Class D notes.

The liquidity facility for the Master Trust pertains to the commercial paper issued by that entity and does not relate to the Class D notes.  As of March 31, 2009, there is no liability recorded on Citigroup’s Consolidated Balance Sheet related to any of the liquidity facilities provided to the trusts, nor had any of the liquidity facilities been drawn upon.

With respect to the liquidity facility provided to the Master Trust commercial paper program, Citibank (South Dakota), N.A. is required to act in its capacity as the liquidity provider if the commercial paper issued by the Master Trust is redeemed in a manner that outpaces the principal collections of the credit card receivables in the Trust.  If this were to occur, Citibank (South Dakota), N.A. would acquire a Class A note issued by the trust, the proceeds of which would be used to pay down the maturing commercial paper.  The Class A note would then be paid down as principal collections are received on the underlying credit card receivables.

We do not foresee any risk of loss related to these undrawn liquidity facilities, as it is expected that any liquidity notes acquired will be fully paid due to their senior claim on trust cash flows.  The issuance of the Class D notes did not in any way affect this assessment. The Class D note is carried at fair value.

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d.	Since the seller’s interest has now been subordinated, tell us what adjustments were made to your allowance for loan losses for these interests and where those adjustments are reflected and disclosed.

As of March 31, 2009, no adjustments were made to the allowance for loan losses relative to the portion of the seller’s interest that has been subordinated.  The excess spread in the Trust excluding the subordinated principal cash flows was sufficient to fund Trust obligations for the month of March.  As such, the subordinated principal cash flows reverted back to Citigroup and were not used to fund Trust obligations.

In addition, we projected the excess spread throughout the remainder of 2009 and have determined that none of the subordinated principal cash flows will be used to fund Trust obligations.  While a portion of our seller’s interest is subordinated at March 31, 2009, we concluded there was no need to record an additional allowance for loan losses related to this subordination, as there is no projected loss of contractual cash flows.

7.	We note your response to our prior comment 52 regarding the Omni Trust. Please address the following:

a.	Please tell us and revise future filings to disclose the nature of the assets issued by the Omni Trust.

The Omni Trust issues various forms of beneficial interests (which are liabilities of the Trust) to various investors.  The liabilities can be in the form of notes issued to multi-seller commercial paper conduits, commercial paper and privately placed term notes.  Some of these issuances by the Omni Trust have been retained by Citibank (South Dakota), N.A.  The liability structure of the Omni Trust is intended to achieve “AAA” rating for its most senior securities.

As of March 31, 2009, the details of the beneficial interests issued by the Omni Trust were as follows (in millions):

	Notional		Weighted-Avg. Life (WAL)

Commercial Paper	[***	]	[***	]
Notes Issued to CP Conduits	[***	]	[***	]
Term Notes	[***	]	[***	]
Retained Subordinated Notes	[***	]	[***	]
	[***	]

The WAL noted above represents the weighted-average time remaining until maturity of the class of beneficial interests.  We will revise our future filings, as applicable, to disclose the nature of the assets issued by the Omni Trust.

b.
Please tell us in detail how you determined that the $265 million in subordinated notes will be fully repaid in light of the potential credit downgrade of the Omni Trust and the fact that there are other, higher-rated tranches of assets which will be repaid before the subordinated notes.

The $265 million subordinated note matures in December 2009.  While there are higher-rated tranches of securities, we currently forecast that there will be enough cash flows in the Omni Trust to ensure that the note is fully repaid at maturity.  If the Omni Trust were to go into liquidation (primarily because the excess spread were to fall below zero), then there would be a possibility that the note would not be fully repaid.  Our projections of excess spread in the Omni Trust are far above zero and the possibility that the excess spread could fall below zero prior to the maturity of the $265 million subordinated note is deemed remote.

c.	Please tell us how the Omni Trust handled the proceeds from the issuance of additional beneficial interest.

The proceeds from the issuance of the additional beneficial interest by the Omni Trust was handled like any other note issued by the trust.  All cash received by the Omni Trust for the issuance of its beneficial interests is paid to Citibank (South Dakota), N.A. to acquire credit card receivables.

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[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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d.
Regarding the “true sale” at law opinion received from external legal counsel,  please tell us whether this opinion was based on the an updated agreement and terms with the Omni Trust subsequent to the issuance of the additional $265 million in subordinated notes, or if it was based on the original agreement and terms with the Omni Trust.

The true sale at law opinion required for FAS 140 was updated based on the latest Trust documentation, subsequent to Citibank (South Dakota), N.A. acquiring the additional $265 million subordinated note issued in October 2008.

e.
We note your response to item (d) in prior comment 52.  Please tell us whether the purchase of the $265 million of subordinated notes issued by Omni Trust relates to any of your existing liquidity facilities.

The purchase of the $265 million of subordinated notes issued by Omni Trust is entirely unrelated to any of the existing liquidity facilities provided to the Omni Trust by Citibank (South Dakota), N.A.

f.
Since cash is not reverting back to Citigroup immediately, please tell us how you considered this delay in the timing of the cash flows impacted the valuation of your certificated interest in this trust.  Please ensure your response includes quantification of the amount and where it is reflected.

The valuation of the $265 million subordinated Omni note that was acquired by Citibank (South Dakota), N.A. in October 2008 is based on a discounted cash flow method. As previously noted, our forecast indicates that there will be enough cash flows available to fully repay the note at maturity. These cash flows are discounted at the note’s estimated current market rate. Due to the fact that this note was issued recently and has a short maturity period, the current required market yield is not significantly different than the coupon the note is earning. Based on the above, we estimated that as of March 31, 2009, the note had a fair value of $260 million.  The $5 million reduction in value was reflected in Principal Transactions in Citigroup’s Consolidated Statement of Income.

8.
In future filings, please disclose a breakdown of all of Citigroup’s involvement with each trust, conduit and/or any other securitization vehicle.  Please include each entity’s name, your equity interest in the entity and amount of any liquidity guarantee provided by Citigroup.  Please consider presenting this information in a tabular format.

Citigroup currently provides extensive information in our Forms 10-K and 10-Q about our various involvements with securitization vehicles, both qualifying special purpose entities (QSPEs) and variable interest entities (VIEs), by vehicle type. We believe that we have presented in our footnotes the information that is most relevant to financial statement users regarding our exposures and commitments in a reasonable amount of detail that is consistent with the disclosure requirements of FAS 140, FIN 46(R), and FSP FAS 140-4 and FIN 46(R)-8, and that disclosure meets (and in many respects exceeds) the level of detail provided by our peer financial institutions.  We believe that the presentation of disaggregated information regarding QSPEs and VIEs on an entity-by-entity basis is not required by FAS 140, FIN 46(R) and related FSPs, nor would it be meaningful to users of Citigroup's financial statements. Citigroup's involvements in QSPEs and VIEs (both consolidated and unconsolidated) span more than [***] different legal vehicles. The presentation of this level of disaggregated data for each securitization vehicle is simply not reasonable and provides little additional information that would be meaningful to investors.

The table below presents, by category, the number of vehicles with which Citigroup had significant involvement (or was viewed as the sponsor) as of March 31, 2009:

	QSPEs		Consolidated VIEs		Unconsolidated VIEs
Citi-Administered CP Conduits					[***	]
3rd Party Conduits					[***	]
CDO			[***	]	[***	]
CLO			[***	]	[***	]
Mortgage Loan Securitizations	[***	]
_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

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Asset-Based Financing			[***	]	[***	]
Municipal TOB Trusts	[***	]	[***	]	[***	]
Muni-Investments			[***	]	[***	]
Client Intermediation			[***	]	[***	]
Structured Deals			[***	]	[***	]
Credit Cards	[***	]
Student Loans	[***	]
Other	[***	]	[***	]	[***	]
Grand Count	[***	]	[***	]	[***	]

These involvements exclude some residential and commercial mortgage securitizations where the QSPEs are set up by the Government-Sponsored Entities; we do not know the number of those vehicles.

If the Staff's concern relates to the sufficiency of disclosures regarding liquidity commitments, we believe that our footnotes are quite comprehensive. Note 15 starting on page 97 in our Form 10-Q for the quarter ended March 31, 2009 provides the following explicit disclosure of our liquidity commitments related to each type of securitization and variable interest entity:

“Credit Card Securitizations
Citigroup is the sole provider of full liquidity facilities to the commercial paper programs of the two primary securitization trusts with which it transacts.  Both of these facilities, which represent contractual obligations on the part of Citigroup to provide liquidity for the issued commercial paper, are made available on market terms to each of the trusts.  The liquidity facilities require Citibank (South Dakota), N.A. to purchase the commercial paper issued by each trust at maturity, if the commercial paper does not roll over, as long as there are available credit enhancements outstanding, typically in the form of subordinated notes.  The liquidity commitment related to the Omni Trust commercial paper programs, amounts to $12.5 billion at March 31, 2009 and $8.5 billion at December 31, 2008, respectively.  The liquidity commitment related to the Master Trust commercial paper program amounted to $11 billion at both March 31, 2009 and December 31, 2008. As of March 31, 2009 and December 31, 2008, none of the liquidity commitments were drawn.  During the second quarter of 2009, $4 billion of the Omni Trust liquidity facility was drawn.

“In addition, Citibank (South Dakota), N.A. provides liquidity to a third-party, non-consolidated multi-seller commercial paper conduit, which is not a VIE.  The commercial paper conduit has acquired notes issued by the Omni Trust.  Citibank (South Dakota), N.A. provides the liquidity facility on market terms.  Citibank (South Dakota), N.A. will be required to act in its capacity as liquidity provider as long as there are available credit enhancements outstanding and if: (1) the conduit is unable to roll over its maturing commercial paper; or (2) Citibank (South Dakota), N.A. loses its A-1/P-1 credit rating.  The liquidity commitment to the third-party conduit was $6.1 billion at March 31, 2009 and $4 billion at December 31, 2008.  As of March 31, 2009 and December 31, 2008, none of this liquidity commitment was drawn.”

“Citi-Administered Asset-Backed Commercial Paper Conduits
The Company also provides the conduits with two forms of liquidity agreements that are used to provide funding to the conduits in the event of a market disruption, among other events. Each asset of the conduit is supported by a transaction-specific liquidity facility in the form of an asset purchase agreement (APA). Under the APA, the Company has agreed to purchase non-defaulted eligible receivables from the conduit at par. Any assets purchased under the APA are subject to increased pricing. The APA is not designed to provide credit support to the conduit, as it generally does not permit the purchase of defaulted or impaired assets and generally reprices the assets purchased to consider potential increased credit risk. The APA covers all assets in the conduits and is considered in the Company’s maximum exposure to loss. In addition, the Company provides the conduits with program-wide liquidity in the form of short-term lending commitments. Under these commitments, the Company has agreed to lend to the conduits in the event of a short-term disruption in the commercial paper market, subject to specified conditions. The total notional exposure under the program-wide liquidity agreement is $11.3 billion and is considered in the Company’s maximum exposure to loss. The Company receives fees for providing both types of liquidity agreement and considers these fees to be on fair market terms.

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-12

Confidential Treatment Requested by Citigroup Inc.

“Finally, the Company is one of several named dealers in the commercial paper issued by the conduits and earns a market-based fee for providing such services. Along with third-party dealers, the Company makes a market in the commercial paper and may from time to time fund commercial paper pending sale to a third party. On specific dates with less liquidity in the market, the Company may hold in inventory commercial paper issued by conduits administered by the Company, as well as conduits administered by third parties. The amount of commercial paper issued by its administered conduits held in inventory fluctuates based on market conditions and activity. As of March 31, 2009, the Company owned $5 million of commercial paper issued by its administered conduits.”

“Third-Party Commercial Paper Conduits
The Company also provides liquidity facilities to single- and multi-seller conduits sponsored by third parties. These conduits are independently owned and managed and invest in a variety of asset classes, depending on the nature of the conduit. The facilities provided by the Company typically represent a small portion of the total liquidity facilities obtained by each conduit, and are collateralized by the assets of each conduit. As of March 31, 2009, the notional amount of these facilities was approximately $1.2 billion and $2 million was funded under these facilities.”

“Municipal Securities Tender Option Bond (TOB) Trusts
If a trust is unwound early due to an event other than a credit event on the underlying municipal bond, the underlying municipal bond is sold in the secondary market. If there is an accompanying shortfall in the trust’s cash flows to fund the redemption of the Floaters after the sale of the underlying municipal bond, the trust draws on a liquidity agreement in an amount equal to the shortfall. Liquidity agreements are generally provided to the trust directly by the Company. For customer TOBs where the Residual is less than 25% of the trust’s capital structure, the Company has a reimbursement agreement with the Residual holder under which the Residual holder reimburses the Company for any payment made under the liquidity arrangement. Through this reimbursement agreement, the Residual holder remains economically exposed to fluctuations in value of the municipal bond. These reimbursement agreements are actively margined based on changes in value of the underlying municipal bond to mitigate the Company’s counterparty credit risk. In cases where a third party provides liquidity to a proprietary or QSPE TOB trust, a similar reimbursement arrangement is made whereby the Company (or a consolidated subsidiary of the Company) as Residual holder absorbs any losses incurred by the liquidity provider. As of March 31, 2009, liquidity agreements provided with respect to customer TOB trusts totaled $6.1 billion, offset by reimbursement agreements in place with a notional amount of $4.7 billion. The remaining exposure relates to TOB transactions where the Residual owned by the customer is at least 25% of the bond value at the inception of the transaction. In addition, the Company has provided liquidity arrangements with a notional amount of $5.0 billion to QSPE TOB trusts and other non-consolidated proprietary TOB trusts described above.”

In our table regarding maximum loss on unconsolidated VIEs, we provide a quantification of unfunded commitments to each class of VIEs. These unfunded commitments include both liquidity agreements and traditional unfunded loan facilities or equity purchase commitments.  We note that the majority of our liquidity agreements (ABCP conduits, third-party conduits and municipal TOBs) are described extensively in the accompanying descriptions of those types of transactions and our related exposure as quoted above.  The table below decomposes the total funding commitments presented in our March 31, 2009 Form 10-Q  to show the portions that represent liquidity facilities and loan commitments as that information was most readily available in this amount of detail.

In millions of dollars
	Maximum exposure to loss in significant unconsolidated VIEs
	Unfunded exposures
Institutional Clients Group	Total Funding Commitments per Form 10-Q	Liquidity Facilities		Loan commitments
Citi-administered asset-backed commercial paper conduits (ABCP)	$49,368	[***	]	[***	]

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-13

Confidential Treatment Requested by Citigroup Inc.

Third-party commercial paper conduits	1,167	[***	]	[***	]
Collateralized debt obligations (CDOs)	-	-		-
Collateralized loan obligations (CLOs)	43	[***	]	[***	]
Asset-based financing	2,951	[***	]	[***	]
Municipal securities tender option bond trusts (TOBs)	6,515	[***	]	[***	]
Municipal investments	749	[***	]	[***	]
Other	334	[***	]	[***	]
Total	$61,127	[***	]	[***	]

Exhibit Index

9.
We note your response to comment 58 in our letter dated April 3, 2009.  Please tell us how the company concluded that no Current Report on Form 8-K was required when the company adopted the Deferred Cash Retention Award Plan, effective as of January 1, 2008, or when the company made awards in 2008 under this plan.  Please also expand upon your previous response to explain why the 2009 amendments to the plan do not constitute material awards under the plan.

The Company did not file a Current Report on Form 8-K to report the adoption of the Deferred Cash Retention Award Plan (the “2008 Plan”) or the 2009 amendments to that plan (the “2009 Amendments”) because of the Company’s judgment, with the advice of counsel based in large part on clear and emphatic guidance provided by the Commission and referred to in our prior response, that neither of these events rose to the level of materiality that requires such disclosure.  The Company did not file a Current Report on Form 8-K in respect of the grants of awards under the 2008 Plan in reliance on Instruction 2 to Item 5.02(e) of Form 8-K. The Company did promptly report all required information related to the 2008 Plan and awards thereunder by means of other reports filed by the Company pursuant to the Securities Exchange Act of 1934, as amended, as described below, including filing copies of the 2008 Plan, as initially adopted and as amended, and award agreements thereunder as exhibits to filed annual and quarterly reports and full disclosure in the Company’s proxy statement of the material terms of the program so as to clearly apprise shareholders of the Company’s executive compensation practices.

The Company has maintained an annual bonus program for many years as a principal element of the compensation package for its named executive officers and most other employees.  Annual bonuses have comprised, and continue to comprise, the principal element of compensation for the Company’s named executive officers.  The terms and emphasis of incentives within the annual bonus program have been modified over the years as required by business circumstances, but the elements that are material to the Company from a shareholder perspective have not changed.  In particular, neither the adoption of the 2008 Plan nor the 2009 Amendments should have been expected to have caused an unquestionably or presumptively material change in the amount of compensation to be paid to named executive officers or the incentives arising from the program compared to prior experience.

Prior to the adoption of the 2008 Plan, executives generally received annual bonuses pursuant to the Company’s 1999 Executive Performance Plan.  The Executive Performance Plan provided for the grant of annual incentive awards payable in the event the Company met certain financial targets within the applicable annual performance period.  Prior to the commencement of a performance period, the Personnel and Compensation Committee of the Company’s Board of Directors (the “Committee”) set maximum awards to be earned by participants during such performance period.  If the financial targets were met, the Committee could exercise discretion to grant an award to each participant, up to the previously established maximum.  The awards were payable in cash or equity, as determined in the discretion of the Committee.

Like the Executive Performance Plan, the 2008 Plan, as amended, provides for annual awards in amounts subject to discretion exercised on behalf of the Committee.  Some of the details in the design of the 2008 Plan are different from

_______________________
[***] The following information has been redacted in accordance with Citigroup’s request for confidential treatment.

CITI B-14

Confidential Treatment Requested by Citigroup Inc.

those of its predecessor.  First, the 2008 Plan adds a minimum vesting period (two year minimum prior to amendment, and four year minimum as a result of the 2009 Amendment), which was not included in the Executive Performance Plan.  Second, the 2008 Plan provides for all amounts payable thereunder to be paid in cash.  The Executive Performance Plan permitted payments in cash, Company stock or any other form of consideration determined by the Committee.  Third, prior to amendment, the 2008 Plan required that the value of deferred amounts increase or decrease according to the cumulative total return on the Company’s stock through the vesting date, unless the Committee determined otherwise.  The Executive Performance Plan had no such requirement.  The 2009 Amendments substituted a default link to a LIBOR-based interest rate, unless the Committee determined otherwise.  Fourth, the 2009 Amendment eliminated provisions that were included in the 2008 Plan as initially adopted for vesting of awards upon involuntary termination without cause.

Both the Executive Performance Plan and the 2008 Plan gave the Committee significant discretion in respect of the terms of awards for specific years and in the amounts paid.  As implemented, the terms of awards did in fact vary from year to year in a manner that was always consistent with the terms of the relevant plan.  In particular, awards for 2007 and 2008 included increased focus on retention elements, in response to market conditions relevant at the time and did not include early retirement provisions that were included in prior year awards.  The amounts of awards for 2007 and 2008 reflected business performance in those years.

While the Executive Performance Plan was designed to comply with the requirements for an exception from the deductibility limits of Section 162(m) of the Internal Revenue Code, the 2008 Plan was not designed to comply with that exception.  The impact of the deductibility limits of Section 162(m), and the absence from the 2008 Plan of those design elements that qualified the Executive Performance Plan for the exception from those limits, are not material from a financial or plan design perspective.  In particular, for example, as stated above the Executive Performance Plan imposed certain financial targets as a condition to bonus awards, in order to meet the requirements of Section 162(m).  The actual amounts payable under the Executive Performance Plan were not generally constrained by these targets, and the amounts of bonuses actually paid to named executive officers were not correlated to them.  Rather, the amount of bonuses under the Executive Performance Plan were, and the amount of awards under the 2008 Plan as amended have continued to be, correlated to other Company and business unit performance measures and to retention objectives.

In sum, neither the 2008 Plan nor the 2009 Amendment could reasonably have been viewed as constituting an unquestionably or presumptively material change from an investor’s perspective to the Company’s historical practices.

The Company did not file a Form 8-K concerning the grant of either 2008 or 2009 awards under the 2008 Plan.  Instruction 2 to Item 5.02(e) of Form 8-K provides that:
Grants or awards (or modifications thereto) made pursuant to a plan, contract, or arrangement (whether involving cash or equity) that are materially consistent with the previously disclosed terms of such plan, contract or arrangement, need not be disclosed under this Item 5.02(e), provided the registrant has previously disclosed such terms and the grant, award or modification is disclosed when Item 402 of Regulation S-K (17 CFR 229.402) requires such disclosure.

As discussed above, awards made for 2008 and 2009 were materially consistent with the previously disclosed terms of the Company’s annual bonus arrangement.  The Company provided disclosure in accordance with Item 402 of Regulations S-K for compensation related to 2007 in its proxy statement filed on March 13, 2008, and in respect of 2008 awards in its proxy statement filed on March 20, 2009.

CITI B-15

Confidential Treatment Requested by Citigroup Inc.

Form 8-K furnished March 10, 2009

10.
We note your response to our previous comment 59. Rule 100(a) of Regulation G requires a reconciliation to accompany a non-GAAP measure, rather than simply referring the readers to other documents and indicating the page numbers where you disclose the necessary components that would permit the readers to calculate their own reconciliation.  Therefore, to the extent you continue to provide a similar non-GAAP measure in future filings, please ensure you fully comply with the requirements of Regulation G and include a reconciliation of your non-GAAP measure within the filing that contains the non-GAAP measure.

The following is a reconciliation of the average quarterly revenue and pre-provision earnings (the subject of Staff comment 12 below) that were disclosed in the Form 8-K, dated March 9, 2009, to the relevant 2008 GAAP revenues and expenses.

Pre-provision Earnings per the 8-K dated March 9, 2009
(in millions)

2008 Average Quarterly Revenues (excluding marks):
2008 GAAP Revenues	$52,793
2008 Disclosed Marks	31,794
Net 2008 Revenues (excluding marks)	$84,587
2008 Average Quarterly Revenues (excluding marks) as disclosed in Form 8-K	$21,147

Fourth Quarter 2008 Run Rate:
Q4 2008 Expenses (excluding provision)	$25,290
Less Q4 2008 one-timers:
Nikko Asset Management Intangible Impairment	(937)
Goodwill Impairment	(9,568)
2008 Restructuring Items	(1,970)
Fourth Quarter 2008 Run Rate	$12,815
Pre-provision Earnings as disclosed in Form 8-K	$8,332

We will file an amended Form 8-K to provide this reconciliation. Also, in future filings where we use a non-GAAP measure, the Company will provide a reconciliation of our non-GAAP measures within the filing.

11.
We note your response to our previous comment 60.  We note in your response that this measure is based on internal books and records for the first two months of 2009.  However, because this measure is meant to convey an indication of the operating results of your company for the first two months of 2009, it is considered a financial measure.  Therefore, a reconciliation of this measure to the most relevant GAAP measure is required regardless of whether your books and records are subject to SAS 100 review.  Therefore, please provide a reconciliation of this measure to the most relevant GAAP measure as required by Rule 100(a) of Regulation G.

The following is a reconciliation between the February 2009 quarter-to-date GAAP revenue and revenue excluding externally disclosed marks that were disclosed in the Form 8-K, dated March 9, 2009:

CITI B-16

Confidential Treatment Requested by Citigroup Inc.

Pre-provision Earnings per the 8-K dated March 9, 2009
(in millions)

Feb 09 QTD
Revenues (excluding marks):
GAAP Revenues	$17,279
Disclosed Marks (1)	1,806
Net Revenues (excluding marks)	$19,085

(1) Includes marks on sub-prime related direct exposures, highly leveraged loans and financing commitments, Alt-A mortgage securities, auction rate securities, commercial real estate, structured investment vehicles, and CVA on Citi liabilities at fair value option.

We will file an amended Form 8-K to provide this reconciliation. Also, in future filings where we use a non-GAAP measure, the Company will provide a reconciliation of our non-GAAP measure within the filing.

12.
We note your response to our previous comment 61.  A measure meant to indicate the operating performance of the company is considered a financial measure; therefore, Regulation G is applicable to your disclosure regardless of whether it was subject to a SAS 100 review.  We note your response that a reconciliation can not be provided without unreasonable efforts.  Please revise to disclose this as a non-GAAP measure and provide the required reconciliation.  Since you are unable to provide a full reconciliation without unreasonable efforts, you should disclose the information that is unavailable and provide an explanation as to why it is not available.

Please refer to our response to question 10 above for the pre-provision earnings reconciliation to relevant GAAP revenues and expenses. We will file an amended Form 8-K to provide this reconciliation. Also, in future filings, where applicable, we will provide a reconciliation of our non-GAAP measure within the filing.

General

13.
We note your presentation of “tangible common equity” and “Tier I Common” in certain documents filed with the Commission.  These ratios appear to be non-GAAP measures as defined by regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements.  To the extent you plan to provide these non-GAAP financial measures in the future, the staff notes the following:

a.
To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

The following disclosure, along with the reconciliation of tangible common equity to GAAP common equity, was included in our first quarter of 2009 Form 10-Q:

“Tangible Common Equity (TCE)
Citigroup management believes TCE is useful because it is a measure utilized by market analysts in evaluating a company’s financial condition and capital strength. Tangible common equity (TCE), as defined by the Company, represents Common equity less Goodwill and Intangible assets (excluding MSRs) net of the related deferred tax liabilities. TCE was $30.9 billion at March 31, 2009 and $31.1 at December 31, 2008.

The TCE Ratio (TCE divided by risk-weighted assets (see above under “Components of Capital Under Regulatory
Guidelines”), was 3.0% at March 31, 2009, and 3.1% at December 31, 2008, respectively.

TCE and the TCE Ratio are non-GAAP financial measures. Other companies may calculate TCE in a manner different from Citigroup. A reconciliation of Citigroup’s total stockholders’ equity to TCE follows:”

CITI B-17

Confidential Treatment Requested by Citigroup Inc.

In millions of dollars, except ratio	March 31, 2009	December 31, 2008
Total Citigroup Stockholders’ Equity	$143,934	$141,630
Preferred Stock	(74,246)	(70,664)
Common Equity	$69,688	$70,966
Goodwill	(26,410)	(27,132)
Intangible Assets (excluding MSRs)	(13,612)	(14,159)
Related net deferred tax liabilities	1,254	1,382
Tangible Common Equity (TCE)	$30,920	$31,057
Tangible Assets
GAAP assets	$1,822,578	$1,938,470
Goodwill	(26,410)	(27,132)
Intangible Assets (excluding MSRs)	(13,612)	(14,159)
Related deferred tax assets	(1,275)	(1,285)
Tangible Assets (TA)(1)	$1,781,281	$1,895,894
Risk-Weighted Assets (RWA)	$1,023,038	$996,247
TCE/TA RATIO	1.7%	1.6%
TCE RATIO (TCE/RWA)	3.0%	3.1%

(1) GAAP Assets less Goodwill and Intangible Assets excluding MSRs, and the related deferred tax assets.

The following disclosure regarding Tier 1 Common, along with a reconciliation of Tier 1 Common to Tier 1 and Total Regulatory Capital, and its adoption by the Federal Reserve Board in conducting the stress tests was also included in our first quarter 2009 Form 10-Q:

“Tier 1 Common
In conjunction with the conclusion of the SCAP, the Banking Regulators have developed a new measure of capital called Tier 1 Common defined as Tier 1 Capital less non-common elements including qualified perpetual preferred stock, qualifying minority interest in subsidiaries and qualifying trust preferred securities.

As noted in the following table, Citigroup was “well capitalized” under federal bank regulatory agency definitions at March 31, 2009 and December 31, 2008.

Citigroup Regulatory Capital Ratios

	Mar. 31, 2009	Dec. 31, 2008
Tier 1 Common	2.16%	2.30%
Tier 1 Capital	11.92	11.92
Total Capital (Tier 1 and Tier 2)	15.61	15.70
Leverage (1)	6.60	6.08

(1)	Tier 1 Capital divided by each period’s quarterly adjusted average assets.

In future filings, we will continue providing notation where we use a non-GAAP measure, as well as the required reconciliation to the closest GAAP equivalent number and an explanation as to the reason for the disclosure of the non-GAAP measure.

b.
To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all    of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

CITI B-18

Confidential Treatment Requested by Citigroup Inc.

In future filings, we will provide notation where we use a non-GAAP measure, as well as the required reconciliation to the closest GAAP equivalent number and an explanation as to the reason for the disclosure of the non-GAAP measure.

c.
To the extent you disclose or release publicly any material information that includes a non-GAAP measure, such as these ratios in your item 8.01 Form 8-K, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

In future filings, we will provide notation where we use a non-GAAP measure, as well as the required reconciliation to the closest GAAP equivalent number and an explanation as to the reason for the disclosure of the non-GAAP measure.

d.
To the extent you include a presentation of risk weighted assets in future filings, please generally disclose how risk weighted assets are calculated under regulatory capital rules and specifically state, if true, that the number disclosed is calculated consistent with banking regulatory requirements.

In future filings, where we include a presentation of risk-weighted assets, we will disclose how risk-weighted assets are calculated under regulatory capital rules and specifically state that the number disclosed is calculated consistent with banking regulatory requirements.

*********

In connection with responding to the Staff’s comments, Citigroup acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Citigroup may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward J. Kelly
Edward J. Kelly Chief Financial Officer

CITI B-19